

WEST
PRINCIPAL
4 km
11200E
12800E
14400E
WEST
PRINCIPAL
EAST
-400m
-800m
-1200m
280m level track drift
ZONE 113
MASSIVE SULPHIDE
NORTH
118 - 120
-400m
-800m
-1200m
11200E
11600E
12000E
S73B 3.5/1.8
S73A 2.9/4.0
inc. 7.6/1.5
S73
13.6/4.0
inc. 26.0/2.0
S71A
1.4/6.0
7.4/1.8
16.0/2.7
6.8/4.2
7.5/9.6
6.9/9.7
7.0/10.9
5.1/2.8
8.2/3.9
S28B
7.3/2.6
S28A
5.6/9.5
S28
26.4/10.9
S66C
3.7/10.5
inc. 5.0/5.7
S66D`
3.6/8.5
inc. 5.2/3.4
S72A 6.6/5.6
6.1/6.0
6.1/4.0
S72
7.5/8.4
(inc. 31.0/1.5)
and 27.4/0.5
S69A
7.5/0.8
Legend
Existing Infrastructure
Mineral Reserves
(1,500,000 ounces)
Mineral Resources
(1,100,000 ounces)
Past Production
(680,000 ounes)
Limit of Exploration
Previously Reported
Piercing Point
2002 Drill Results Reported
on 12/01/02 g/t Au/m
2002 Drill Results Previously
Reported g/t Au/m (truewidth)
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Vertical Longitudinal Section
Principal and West Mine Area
December 1, 2002

COMMU_LON_1102.cdr